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                                                               Exhibit 3(ii)(b)


VIII.  AMENDMENT ADOPTED FEBRUARY 24, 1994


RESOLVED, That, effective immediately, Section 1 of ARTICLE III of the by-laws of this corporation adopted on May 9, 1990 shall be deleted in its entirety and that the following shall be substituted therefor:

"Section 1. The business of the corporation shall be conducted and managed by a board of directors consisting of twelve (12) directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these by-laws directed or required to be exercised by the shareholders."